

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 29, 2009

VIA U.S. MAIL

Mr. Mingfei Yang
Chief Financial Officer
China INSOnline Corp.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

      RE: China INSOnline Corp.
                Form 10-K for the fiscal year ended June 30, 2008
                Filed September 29, 2008
                File No. 001-34113

Dear Mr. Yang:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brian Cascio
                Accounting Branch Chief